Exhibit (a)(5)

[WEBMETHODS LOGO]

May ___, 2001

Dear Employee Option Holder:

On behalf of webMethods, Inc. (the “Company”), I am writing to provide you with the results of the Company’s recent offer to exchange (the “Offer”) outstanding options having an exercise price of $40.00 or more that were granted prior to March 31, 2001 under the webMethods, Inc. Amended and Restated Stock Option Plan (the “webMethods Option Plan”) and the Active Software, Inc. 1999 Stock Plan for new options the Company will grant under the webMethods Option Plan (the “New Options”). All capitalized terms used in this letter which are not defined herein have the meanings given to those terms in the letter of transmittal (the “Letter of Transmittal”) accompanying the Company’s offer to exchange dated April 12, 2001.

The Offer expired at 5:00 p.m., Eastern Daylight Time, on Friday, May __, 2001.

Promptly following the expiration of the Offer and pursuant to the terms and conditions of the Offer, the Company accepted for exchange options tendered to it for a total of ______ shares of Common Stock and cancelled all such options. The Company has accepted for exchange and cancelled the number of options tendered by you equal to the number of Option Shares set forth on Attachment A to this letter.

In accordance with the terms and subject to the conditions of the Offer, you will have the right to receive a New Option or New Options under the webMethods Option Plan and a new stock option agreement between you and the Company for the number of shares of Common Stock which is equal to the number of Option Shares set forth on Attachment A, as adjusted for any stock splits, stock dividends and similar events. Also in accordance with the terms of the Offer, the terms and conditions of the New Option(s) will include the following terms:

•	the per share exercise price under the New Option(s) will equal the last reported sale price of the Common Stock on the Nasdaq National Market on the date the Company grants the New Option(s); and

•	the vesting schedule of the New Option(s) will be designed to approximate the vesting schedule of the options you tendered for exchange.

In accordance with the terms of the Offer, the Company will grant you the New Option(s) on the date of the first meeting of the compensation committee of the Company’s Board of Directors held on or after the first business day which is at least six months and one day following the date we cancelled the options accepted for exchange, but no later than December 31, 2001.

In accordance with the terms of the Offer, and as provided in the webMethods Option Plan, you must be an employee of the Company or one of its subsidiaries from the date you tendered options through the grant date of the New Option(s) in order to receive your New Option(s). If you do not remain an employee, you will not receive a New Option or any other consideration for the options tendered by you and cancelled by the Company.

If you have any questions about your rights in connection with the grant of a New Option, please contact Option Exchange, 3930 Pender Drive, Fairfax, Virginia 22030 USA, facsimile: (703) 460-5955 and e-mail: optionexchange@webmethods.com.

Sincerely,

Phillip Merrick

Chairman and Chief Executive Officer

Attachment

ATTACHMENT A

[Name of Option Holder]

Date of Acceptance of Tender: May __, 2001

Grant Date of Tendered Option	Number of Option Shares Accepted for Exchange	Exercise Price of Tendered Option

Number of Option Shares Subject to New Options
to be Granted to You: _____________